UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒    Annual report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2002

OR

☐    Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from                      to

Commission file number 1-14387

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06830

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. 401(k) Investment Plan

December 31, 2002 and 2001

United Rentals, Inc. 401(k) Investment Plan

Audited Financial Statements

and Supplemental Schedule

December 31, 2002 and 2001

Report of Independent Auditors

To Participants and Administrator of

United Rentals, Inc. 401(k) Investment Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

June 27, 2003

United Rentals, Inc. 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets:
Cash	$—	$4,943
Investments, at fair value:
United Rentals, Inc. Common Stock	3,748,854	8,370,205
T. Rowe Price Equity Index Trust	9,261,247	9,950,897
T. Rowe Price Tradelink Investments	77,747	57,327
Mutual Funds:
T. Rowe Price Spectrum Bond Income Fund	5,648,491	4,212,799
T. Rowe Price Balanced Fund	1,598,412	1,160,855
T. Rowe Price Blue Chip Growth Fund	5,864,756	5,600,185
T. Rowe Price Growth and Income Fund	1,879,604	1,529,057
T. Rowe Price International Stock Fund	3,189,301	3,104,652
T. Rowe Price New Horizons Fund	5,783,343	6,240,989
T. Rowe Price Prime Reserve Fund	16,697,118	13,092,869
T. Rowe Price Science & Technology Fund	2,247,675	2,196,409
T. Rowe Price Value Fund	6,560,653	6,444,838

Total mutual funds	49,469,353	43,582,653

Participant loans	3,736,350	2,834,335
Contribution receivables:
Participants	187,425	189,898
Company	69,518	71,294

Total receivables	256,943	261,192

Net assets available for benefits	$66,550,494	$65,061,552

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Contributions:
Participants	$15,937,851	$17,096,518
Company	4,707,431	4,871,949
Rollovers	1,330,867	2,257,959

Investment income:
Interest and dividend income	889,722	1,363,251
Net depreciation in fair value of investments	(13,577,719)	(636,752)

	9,288,152	24,952,925
Deductions
Benefits paid directly to participants	7,512,047	8,255,860
Other, net	287,163	44,938

Net increase	1,488,942	16,652,127

Net assets available for benefits, beginning of year	65,061,552	48,409,425

Net assets available for benefits, end of year	$66,550,494	$65,061,552

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

December 31, 2002

1.    Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company”). All employees of the Company were eligible to participate in the Plan on the first day of the month following completion of six months of employment through March 1, 2001 (provided they have reached the minimum age of 21 years). Effective March 1, 2001, the Plan was amended so that all employees are eligible to participate in the Plan on January 1 and June 1 following completion of twelve months of employment (provided they have reached the minimum age of 21 years). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 15% of their annual wages paid by the Company, limited to $11,000 and $10,500 per annum in 2002 and 2001, respectively. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions (after one year) and can change their elected contribution rate on January 1, April 1, July 1 and October 1 of each year.

The Company may contribute a discretionary amount to the Plan which is determined annually by the Board of Directors of the Company. During the years ended December 31, 2002 and 2001, the Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $1,500.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Company’s discretionary contribution, if any, and an allocation of Plan earnings. Allocations are based on the account balance of the participants.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $357,071 for 2002 and $703,135 for 2001, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

Participants may direct their elective contributions and the related Company discretionary contributions into any of the Plan’s investment options. The Plan’s custodian is T. Rowe Price Trust Company.

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan Administrator. Interest rates range from 5.75% to 7.00%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

A participant may not make withdrawals from their account prior to attaining age 59 1/2, except in the event of retirement, termination of employment or proven hardship. Hardship withdrawals must be authorized by the Plan Administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provision of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1.    Description of the Plan (continued)

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. All investment related expenses are charged directly to the participants’ accounts.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the trustee, T. Rowe Price Trust Company. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to amounts reported in prior years to conform with the current year’s presentation.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

3.    Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

4.    Investments

During 2002 and 2001, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2002	2001
United Rentals, Inc. Common Stock	$(3,813,903)	$3,316,710
T. Rowe Price Equity Index Trust	(2,487,160)	(1,154,058)
T. Rowe Price Tradelink Investments	(12,939)	(8,799)
T. Rowe Price Spectrum Bond Income Fund	87,582	(66,963)
T. Rowe Price Balanced Fund	(172,725)	(66,347)
T. Rowe Price Blue Chip Growth	(1,647,024)	(607,895)
T. Rowe Price Growth and Income Fund	(504,981)	(64,355)
T. Rowe Price International Stock Fund	(692,886)	(826,101)
T. Rowe Price New Horizons Fund	(1,882,636)	(147,652)
T. Rowe Price Science and Technology Fund	(1,139,897)	(873,682)
T. Rowe Price Value Fund	(1,311,150)	(137,610)

	$(13,577,719)	$(636,752)

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2002	2001
United Rentals, Inc. Common Stock	$3,748,854	$8,370,205
T. Rowe Price Equity Index Trust	9,261,247	9,950,897
T. Rowe Price Spectrum Bond Income Fund	5,648,491	4,212,799
T. Rowe Price Blue Chip Growth Fund	5,864,756	5,600,185
T. Rowe Price New Horizons Fund	5,783,343	6,240,989
T. Rowe Price Prime Reserve Fund	16,697,118	13,092,869
T. Rowe Price Value Fund	6,560,653	6,444,838

Supplemental Schedule

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	524,953	$5,648,491
	Balanced Fund	103,057	1,598,412
	Blue Chip Growth Fund	267,187	5,864,756
	Growth and Income Fund	109,854	1,879,604
	International Stock Fund	359,156	3,189,301
	New Horizons Fund	348,184	5,783,343
	Prime Reserve Fund	16,697,118	16,697,118
	Science & Technology Fund	180,827	2,247,675
	Value Fund	421,636	6,560,653
	Equity Index Trust	385,564	9,261,247
	Tradelink Investments (see detail of investments in the Tradelink Investments on page 9)		77,747
United Rentals, Inc.*	United Rentals, Inc. Common Stock	348,406	3,748,854

			62,557,201
Participant loans*	Interest rates range from 5.75% to 7.00%; maturities range from 1 to 30 years		3,736,350

			$66,293,551

*	Indicates party-in-interest to the Plan.

Note:    The “cost” column is not applicable because all of the Plan’s investment options are participant directed.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) (continued)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	AES Corp.	160	$483
	Agere Systems, Inc., Class A Stock	1	1
	Agere Systems, Inc., Class B Stock	39	55
	Ames Department Stores, Inc.	200	–
	AT&T Wireless Services Inc.	138	780
	Brocade Communications Systems, Inc.	100	415
	Calpine Corp.	553	1,803
	Capital Corporation of the West	787	18,350
	Copart, Inc.	50	590
	DSL.Net, Inc.	2,000	960
	EMC Corp.	85	522
	Flextronics International Ltd.	500	4,095
	JDS Uniphase Corp.	75	184
	K Mart Corp.	500	101
	Lancaster Colony Corp.	55	2,149
	Learning Tree	80	1,090
	Lockheed Martin Corp.	9	520
	Lucent Technologies, Inc.	150	189
	Mercator Software Ltd.	200	190
	Nortel Networks Corp.	75	121
	Oak Technology, Inc.	300	795
	Offshore Logistics, Inc.	28	614
	Petroquest Energy, Inc.	260	1,079
	Priceline.Com, Inc.	200	320
	Qwest Communications International, Inc.	100	500
	Select Comfort Corp.	50	465
	Sonus Pharm, Inc.	91	193
	Stratex Networks, Inc	100	219
	Target Corp.	69	2,063
	THQ, Inc.	100	1,325
	Triquint Semiconductor, Inc.	100	426
	21st Century	10,000	90
	Xerox Corp.	500	4,025
	Mutual Funds:
	Credit Suisse (formerly Warburg Pincus)	178	2,165
	Gabelli Growth Fund	307	5,830
	Oakmark Global Fund	227	2,948
	Oakmark Select Fund	126	3,010
	T. Rowe Price Prime Reserve Fund	19,082	19,082

			$77,747

*	Indicates party-in-interest to the Plan.

EXHIBITS

Exhibit No. 23    Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2003	United Rentals, Inc. 401(k) Investment Plan

		By:	/S/ JOHN N. MILNE

		Name: Title:	John N. Milne Trustee